     Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

The following update was posted to The Gillette Company’s internal web site:

Plain Talk with Ed DeGraan

Once the merger closes, how do you expect the planned Gillette GBU organization to affect GTM?

The new combined company will include a Gillette Global Business Unit, reporting to Jim Kilts. GTM will be part of this GBU, and our core technical and manufacturing groups will remain together under the GTM umbrella. This includes the entire R&D, engineering, manufacturing and Executive Technical Director (ETD) functions that support Blades & Razors, Braun, Duracell and the Oral Care brushing businesses.

What happens to Personal Care and Chemical Oral Care?

We are in discussion with P&G about the GTM technical and manufacturing functions that support the Personal Care and Oral Care chemical businesses to determine how best to provide technical support to them. One option is to retain these groups within GTM, leveraging our Oral Care and Personal Care ETDs to liaise with the P&G Personal Care and Oral Care GBUs. We will communicate these decisions once they are made.

How will the changes benefit the people in GTM?

When I look at our two companies, I see a shared commitment to technological innovation, world-class manufacturing and high-quality consumer products. By leveraging the strengths of the people in both organizations, we can drive innovation and growth to new levels. We can already envision the new product possibilities that can come from tapping into the technical capabilities of Gillette and P&G people.

By combining with P&G, we are bringing together two great teams. For the most part, this means new and expanded career opportunities. As a combined company, our technical and manufacturing personnel will have access to opportunities at different manufacturing locations and technology centers. P&G has operations in many countries around the world and, as a result, the avenues for professional development and growth will be expanded for our people within GTM. Likewise, we look forward to having new faces from the P&G family join GTM.

Why are we keeping our core GTM function together when P&G does it differently?

As you know, we have centralized our technical and manufacturing groups within the GTM organization along functional lines, using cross-functional matrix teams together with the ETDs. They are aligned with each product line to drive new product development. This structure enables us to share technical resources across product lines and to create and quickly get to market new, innovative products such as M3Power and the new Pulsar toothbrush.

Although P&G takes a different approach, embedding manufacturing and technical functions within their respective businesses, they are very interested in knowing more about the GTM organization. They are keen to learn how our structure facilitates new product innovation and greater speed to market.

Will the Global Value Chain be part of the ongoing GTM organization in the new Gillette GBU?

In line with the decision to go to market as one company and to merge Gillette’s Commercial Operations and P&G’s Market Development Organization (MDO) groups, we expect that all Global Value Chain operations, except Supply Planning, will be merged into P&G’s MDO organization.

We have created an integration team with representatives from both organizations, and they are in the early stages of planning for the integration. As the process progresses, we will begin to share information about our organization and our people. I want to reiterate that both P&G and Gillette are committed to ensuring that, after the integration, we have the best team of talent from the combined companies.

What happens to Supply Planning?

The Supply Planning organization that supports the Gillette GBU businesses going forward will remain within GTM to ensure continued close alignment with our manufacturing operations. We are also beginning the dialogue with P&G about our mutual interest in the emerging ePC technology and how best to combine our efforts and dedicated teams.

What will happen to the other global GTM functions, such as Global Procurement, Global Consumer Services and Gillette’s Environmental Health and Safety?

Our Global Procurement organization and the SSI approach we have taken on Company spending with suppliers have delivered significant savings over the past several years. Further, our strategic business plans require continued year-on-year savings from future SSI projects. No decisions have been made about how Procurement will be organized in the new combined company. We are currently in discussion with P&G regarding business objectives in this area and how we should best organize to achieve these objectives.

We will also establish teams to identify plans for our Global Consumer Services and GEHS groups.

Do you expect that P&G will change our manufacturing plans and strategies?

We have tremendous capabilities in manufacturing. We have very aggressive strategies and plans to deliver significant productivity improvements in each of our manufacturing facilities, while at the same time managing a large number of new product launches. These strategies and plans remain a top priority for us, and our transition to P&G will not affect our objectives. In fact, we will continue to move ahead with them because they are critical to the success of our new combined company. As an example, we are close to starting up production in our new factory in Lodz, Poland, which will become a key factory for the Blades & Razors business going forward.

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FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED

WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.